UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11- K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2022
OR
☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-5975
A.    Full Title of Plan: Humana Retirement Savings Plan
B.    Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:
Humana Inc.
500 West Main Street
Louisville, Kentucky 40202

Humana Retirement Savings Plan
Index
December 31, 2022 and 2021

Note: Other Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Humana Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Humana Retirement Savings Plan (the “Plan”) as of December 31, 2022 and 2021 and the related statements of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Louisville, Kentucky
June 14, 2023

We have served as the Plan’s auditor since at least 1993. We have not been able to determine the specific year we began serving as auditor of the Plan.

Humana Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021

	2022	2021
Assets

Investments, at fair value	$5,927,077,753	$6,846,400,661
Fully-benefit responsive investment contracts, at contract value	383,065,802	364,502,130
Total investments	6,310,143,555	7,210,902,791

Employer contributions receivable	12,241,637	12,614,276
Participant contributions receivable	149,615	1,565
Notes receivable from participants	121,723,163	118,396,289
Receivable for investments sold	—	3,820,318
Total receivables	134,114,415	134,832,448

Total assets	6,444,257,970	7,345,735,239

Liabilities

Accrued expenses	404,648	1,121,000

Total liabilities	404,648	1,121,000

Net assets available for benefits	$6,443,853,322	$7,344,614,239

The accompanying notes are an integral part of these financial statements.

Humana Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2022 and 2021

	2022	2021
Additions to net assets attributed to:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(1,021,643,624)	$860,089,824
Interest and dividend income	19,347,193	25,765,168
Total investment (loss) income	(1,002,296,431)	885,854,992

Contributions:
Participant	361,194,137	355,227,332
Employer (net of forfeitures)	250,105,008	239,251,992
Total contributions	611,299,145	594,479,324

Interest on notes receivable from participants	5,139,703	5,332,942
Total (reductions) additions	(385,857,583)	1,485,667,258

Deductions from net assets attributed to:
Benefits paid to participants	511,523,083	435,271,116
Administrative expenses	3,380,251	3,025,649
Total deductions	514,903,334	438,296,765

Net (decrease) increase	(900,760,917)	1,047,370,493

Net assets available for benefits:
Beginning of year	7,344,614,239	6,297,243,746

End of year	$6,443,853,322	$7,344,614,239

The accompanying notes are an integral part of these financial statements.

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021
1.        DESCRIPTION OF THE PLAN
The following description of the Humana Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan or the Plan’s Summary Plan Description, not included herein, for a more complete description of the Plan and its provisions.
General
The Plan is a qualified defined contribution plan established for the benefit of the employees of Humana Inc. and its participating subsidiaries (the “Company” or “Humana”) who are not employed in Puerto Rico (“eligible employees”), or eligible for the Humana Partnership Savings Plan and is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is a Safe Harbor Plan. The Company is the sponsor (“Plan Sponsor”) and a committee appointed by the Company is the administrator (“Plan Administrator”) of the Plan. The Company appointed Schwab Retirement Plan Services as the recordkeeper, and Charles Schwab Trust Bank as the trustee and custodian.
Newport Trust Company is the named fiduciary and investment manager of the investment fund under the Plan that holds shares of common stock of the Company (the “Humana Unitized Stock Fund”). The Plan offers access to a discretionary managed account service provided by Morningstar Investment Management LLC, a registered investment adviser and subsidiary of Morningstar, Inc. Morningstar Investment Management LLC is a fiduciary that is designated by the Plan and is made available to participants and beneficiaries to manage all or a portion of their Plan account.

Participant Accounts
Employees of the Company are generally eligible to participate upon employment. Individual accounts are maintained by the Plan for each eligible employee (“Participant”). Each Participant's account is credited with the Participant's contributions, the Company's contributions, and an allocation of Plan earnings or losses, reduced by Participant withdrawals and an allocation of administrative expenses. Allocations are based on Participants' account balances as discussed further below. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Contributions
Contributions to the Plan by or on behalf of employees may be restricted in amount and timing so as to meet certain requirements of the Internal Revenue Code of 1986, as amended (“IRC”). For the plan years ended December 31, 2022 and 2021, the Plan maintained various accounts including the Pre-tax Savings Account, the Company Matching Account, the After Tax Account, the Roth Contribution Account, and the Rollover Account, each as described below. A Participant’s Roth contributions, discussed below, when combined with their Pre-tax contributions and After-tax contributions, may not exceed 37% of their compensation. A Participant’s combined Pre-tax and Roth contributions may not exceed the IRC limitation in effect for the calendar year, which was $20,500 for 2022 and $19,500 for 2021.
Pre-tax Savings Account
Employees of the Company may participate in the Pre-tax Savings Account beginning on the employee’s date of eligibility. A Participant, through payroll deductions, may contribute not less than 1% nor more than 35% of the Participant's eligible compensation. The Company automatically enrolls eligible employees at a contribution rate of 3% of compensation on their date of hire, unless the employee elects not to participate in the Pre-tax Savings Account or elects a different percentage up to 35%. Automatically enrolled Participants who have not made any contribution election will have their contributions automatically increased by 1% annually, effective with the beginning of the second plan year following the year of automatic enrollment, to a maximum of 15%.
Participants who are age 50 or older and contribute the maximum federal limit or maximum Plan limit may elect to contribute an additional amount, a “catch-up” contribution, up to $6,500 in 2022 and 2021, through payroll deductions in an amount not less than 1% nor more than 35% of the Participant's annual compensation.

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021
Company Matching Account
The Company matches 125% of a Participant’s eligible pre-tax, Roth (discussed below) and catch-up contributions that combined do not exceed 6% of their eligible compensation. After-tax, Rollover, Roth Rollover and Roth Conversion contributions are not matched. The Company may increase, decrease, or cease matching contributions, with approval from the Board of Directors. Matching contributions are funded bi-weekly and follow the Participants' investment elections. The Company match will begin after one year of service for all new hires effective January 1, 2023.
After Tax Account
Eligible employees of the Company may participate in the Plan’s After Tax Account beginning on the employee’s date of hire. A Participant, through payroll deductions, may contribute not less than 1% nor more than 2% of the Participant's eligible compensation, on an after tax basis. Contributions to the After Tax Account are not eligible for Company matching contributions.
Roth Contribution Account
Participants may elect to contribute to a Roth Contribution Account. A Participant may elect to contribute between 1% and 35% of their eligible compensation to the Roth Account. This account is credited with amounts from a Participant’s compensation that they have elected to contribute to the Plan after paying income taxes, including catch-up contributions that are designated as Roth contributions. A participant will pay income taxes on their Roth contribution before they are contributed to the Plan, but while they remain in the Plan, Roth contributions grow tax free, and may be distributed from the Plan tax free under certain circumstances. Federal law imposes a 5-taxable-year period holding requirement for Roth contributions before they may be eligible for tax-free distribution from the Plan.
Rollover Account
The Plan allows Participants to rollover assets from other qualified retirement plans into this Plan subject to approval by the Plan Administrator.
Investment Options
In accordance with IRC Section 404(c), Participants are responsible for investment decisions in all accounts, including Participant funded and Company funded accounts. Investments can be made among various investment options in 1% increments. In the absence of Participant directed allocations, contributions are invested in a Schwab Indexed Retirement Trust Fund based on a Participant's date of birth and estimated retirement date. In connection with a change in allocation of a Participant's or the Company's future contributions among the investment options or a change in the allocation of existing investments, the purchases and sales due to fund transfers are transacted at the funds’ end of day net asset value on the day the transaction is initiated.
Participant investment options consist of the Schwab Personal Choice Retirement Account (“PCRA”) and certain investment funds including mutual funds with registered investment companies and common/collective trust/separate accounts. The PCRA is a self-directed brokerage account allowing Participants to make investments that are not included as one of the Plan’s options. In-kind distributions are allowed from the PCRA. The Humana Unitized Stock Fund invests primarily in the Company's stock with a small portion held in a money market fund to provide liquidity and to accommodate daily transactions.
The Plan designates the Humana Unitized Stock Fund investment option as an employee stock ownership plan (“ESOP”).  The ESOP component of the Plan allows dividends paid on Humana common stock held in the fund to be passed through to Participants.  Participants may elect to have the dividends passed through quarterly and paid to them or to have the dividends reinvested in the Humana Unitized Stock Fund.  If a Participant fails to make an affirmative election, the default is to reinvest the dividends.  Dividends that are reinvested and paid into the Humana Unitized Stock Fund are allocated proportionately to Participants on the basis of each Participant’s investment in the fund and used to purchase additional units in the Humana Unitized Stock Fund.  Amounts allocated to the portion of the Plan that is an ESOP may still be exchanged to other investments in the Plan and other investments in the Plan may be exchanged into the ESOP component of the Plan.

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021
Each of the investment funds is divided into units of participation, which are calculated daily by the recordkeeper. The daily value of each unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Investment income, including certain administrative fees and net appreciation (depreciation) of the fair value of investments, is allocated to each Participant’s account based on the change in unit value for each fund in which the Participant has an account balance.
Vesting
Participant contributions are fully vested and non-forfeitable. Generally, once a Participant has completed two years of service, the Company Matching Account contributions vest immediately and become non-forfeitable.
Forfeitures
The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account. Unvested Company Matching Account contributions are forfeited after a five year break in service, or as a result of withdrawal of the vested account following termination of employment. Forfeited Company Matching Account contributions are available to reduce the amount of subsequent employer contributions. If a former Participant is re-employed prior to five consecutive one-year breaks in service and repays the amount of his/her distribution, then any forfeited employer contributions are restored to his/her account.
For the years ended December 31, 2022 and 2021, forfeited nonvested accounts used to reduce employer contributions were $8,454,557 and $7,290,987, respectively. At December 31, 2022 and 2021, the balance of forfeited nonvested accounts available for reducing future employer contributions totaled $48,754 and $705,445, respectively.
Benefit Payments and Withdrawals
Withdrawals at Termination
Upon termination of employment, including retirement, death, or disability, the Plan may disburse funds. Terminated Participants may elect to either leave his/her money in the Plan, if their vested account balance is $1,000 or greater, or take a total distribution of their vested account balance. If a terminated Participant elects to leave their money in the Plan, he/she may request a subsequent withdrawal at any time for a total or partial distribution of their vested account balance. Participant’s distribution options include lump sum and installment payments.
In addition, the Plan permits Participants to roll over contributions to another qualified plan. A Participant must make a written request to the Plan for a direct rollover distribution. Rollovers must comply with certain requirements before the Plan will authorize the rollover distribution.
Participants requesting a lump sum distribution may do so in the form of cash or Humana common stock to the degree that their account is invested in the Humana Unitized Stock Fund. For terminated Participants with a vested account balance less than $1,000, a lump-sum cash distribution will be made if a rollover has not been elected.
In Service Withdrawals
59 ½ Withdrawals
Participants who are 59 ½ or older may make withdrawals from eligible accounts, as defined by the Plan.
Rollover Withdrawals
Generally, a Participant may make a withdrawal from rollover contributions at any time, as defined by the Plan.
Hardship Withdrawals
In the event funds are needed because of extreme financial hardship, as defined by law, the Participant may be allowed to make a withdrawal of their vested account balance from eligible accounts, as defined by the Plan.

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021
After Tax Account Withdrawals
Generally, a Participant may make a withdrawal from the After Tax account at any time, as defined by the Plan.
Notes Receivable from Participants
Participants may borrow from eligible accounts, as defined in the Plan. Generally, the aggregate amount of the loans to a Participant shall not exceed the lesser of $50,000 or 50% of the vested portion of eligible accounts. The minimum amount a Participant may borrow is $1,000. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the Participant Notes Receivable. Loan terms range from one to four years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the Participant's account and bear interest at a rate in accordance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA, as determined by the Plan Administrator. Principal and interest are repaid ratably through payroll deductions. Beginning January 1, 2023 principal and interest payments can be made directly to the recordkeeper. Loans are deducted proportionately from all accounts and all fund investments. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 or 2021. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. At December 31, 2022 and December 31, 2021 participant loan interest rates in effect ranged from 4.25% to 9.25% with various maturity dates through 2033.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, Participants would become 100% vested in their accounts.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Assets and liabilities measured at fair value are categorized into a fair value hierarchy based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s own assumptions about the assumptions market participants would use. The fair value hierarchy includes three levels of inputs that may be used to measure fair value as described below.
Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include mutual funds that are traded in an active exchange market.
Level 2 – Observable inputs other than Level 1 prices such as quoted prices in active markets for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Level 3 includes assets and liabilities whose value is determined using pricing

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021
models, discounted cash flow methodologies, or similar techniques reflecting the Company’s own assumptions about the assumptions market participants would use as well as those requiring significant management judgment.
The Plan's investments are recorded at fair value. Investments in mutual funds of registered investment companies are valued based on the quoted net asset value of shares held by the Plan at year end. Investments in common stock are valued based on closing price of shares held by the Plan. Investments in common/collective trusts are valued based on the net asset value of units held by the Plan at year end. There are no restrictions on Participant redemptions and there are no unfunded commitments for investments in common/collective trusts. If the Plan was to initiate a full redemption of certain common/collective trusts, the trustees of the common/collective trusts could impose restrictions to the extent it is determined a full redemption could disrupt the liquidity or management of the fund.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net realized gains or losses on the sale of investments together with unrealized appreciation or depreciation on investments are presented as net appreciation (depreciation) in fair value of investments in the accompanying Statements of Changes in Net Assets Available for Benefits.
Reporting of Fully Benefit-Responsive Investment Contracts
In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 962 as it relates to fully benefit-responsive investment contracts, the Plan is required to report the Stable Value Fund’s investment contracts at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts of the Stable Value Fund because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the Statements of Net Assets Available for Benefits present the Stable Value Fund’s investment contracts at contract value. The Statements of Changes in Net Assets Available for Benefits also presents the Stable Value Fund's activity on a contract value basis.
Notes Receivable from Participants
Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants in the Statements of Net Assets Available for Benefits.
Payment of Benefits
Benefit payments to Participants are recorded when paid.
Administrative Expenses
Certain expenses of maintaining the Plan are paid by the Plan and allocated to the Participant's accounts, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021
3.    STABLE VALUE FUND
The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts (“synthetic GICs”) through a separate account, the Stable Value Fund. The Stable Value Fund’s primary investment objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for Participant withdrawals and transfers. To accomplish these objectives, the Stable Value Fund invests primarily in investment contracts also known as synthetic GICs. In a synthetic GIC, the underlying investments are owned by the Stable Value Fund. The Stable Value Fund purchases a wrap contract from an insurance company or bank. The wrap contracts serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrap contract obligates the contract provider to maintain the “contract value” of the underlying investment. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrap agreement). Under the terms of the wrap contract, the realized and unrealized gains and losses of the underlying investments are, in effect, amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate (which is the rate earned by Participants in the Stable Value Fund for the underlying investments). The wrap contract provides that the adjustments to the interest crediting rate will not result in a future interest crediting rate that is less than zero.
In general, if the contract value exceeds the fair value of the underlying investments (including accrued interest), the wrap provider becomes obligated to pay that difference to the Stable Value Fund in the event that redemptions result in a total contract liquidation. In the event that there are partial redemptions that would otherwise cause the contract’s crediting rate to fall below zero, the wrap provider is obligated to contribute to the Stable Value Fund an amount necessary to maintain the contract’s crediting rate of at least zero percent. The circumstance under which payments are made and the timing of payments between the Stable Value Fund and the wrap provider may vary based on the terms of the wrap contract.
    The key factors that influence future interest crediting rates include:
•The level of market interest rates;
•The amount and timing of Participant contributions, transfers, and withdrawals into/out of the Stable Value Fund;
•The investment returns generated by the fixed income investments that back the wrap contract;
•The duration of the underlying fixed income investments backing the wrap contract.
Interest crediting rates are typically reset on a monthly or quarterly basis according to each contract. While there may be slight variations from one contract to another, most contracts use a formula that is based on the characteristics of the underlying fixed income portfolio. Over time, this crediting rate formula amortizes the Stable Value Fund’s realized and unrealized fair value gains and losses over the duration of the underlying investments.
Because changes in market interest rates affect the yield to maturity and the fair value of the underlying investments, they can have a material impact on the contract's interest crediting rate. In addition, Participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the liquidation of the underlying investments at fair value, which also impacts the interest crediting rate. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the contract value is greater than the market value of the underlying investments. The embedded fair value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the contract value is less than the fair value of the underlying investments. The amortization of the embedded fair value gains will cause the future interest crediting rate to be higher than it otherwise would have been.
The average yield earned by the Stable Value Fund for the synthetic GICs (which may differ from the interest rate credited to Participants in the Stable Value Fund) was 4.8% for 2022 and 1.1% for 2021. This average yield was calculated by dividing the annualized earnings of all investments in the Stable Value Fund (irrespective of the interest rate credited to Participants in the Stable Value Fund) by the fair value of all investments in the Stable Value Fund.

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021
The average yield credited to Participants in the Stable Value Fund was 2.1% for 2022 and 1.1% for 2021. This average yield was calculated by dividing the annualized earnings credited to Participants for all investments in the Stable Value Fund (irrespective of the actual earnings of the investments in the Stable Value Fund) by the fair value of all investments in the Stable Value Fund.

In certain circumstances, the amount withdrawn from the contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, the employer elects to withdraw from a contract in order to switch to a different investment provider, or the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrap contract issuer’s underwriting criteria for issuance of a clone wrap contract. The Company believes that the events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.
Examples of events that would permit a wrap contract issuer to terminate a wrap contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrap contract issuer could terminate the wrap contract at the fair value of the underlying investments.
The underlying investments of the Stable Value Fund’s synthetic GICs primarily consist of collective trust funds of the Invesco Group Trust for Retirement Savings (“IGT”), a collective trust managed by Invesco Trust Company. These funds invest in fixed income securities of the highest credit quality, generally AAA.

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021
The Plan’s total investment in synthetic GICs held in the Fund as of December 31, 2022 and 2021, respectively, was as follows:

2022	Wrap/GIC Provider Credit Rating	Value
Synthetic Guaranteed Investment Contracts at Contract Value:
IGT Jennison AAA Intermediate Fund, IGT Invesco High Quality Short-term Bond Fund, IGT PIMCO AAA Intermediate Fund, IGT Invesco Intermediate Government Fund – Transamerica wrap contract	A+/A1	$65,069,753
IGT Invesco High Quality Short-term Bond Fund, IGT PIMCO AAA Intermediate Fund, IGT Jennison AAA Intermediate Fund, IGT Invesco Intermediate Government Fund – Pacific Life Insurance Company wrap contract	AA-/Aa3	64,395,501
IGT Invesco High Quality Short-term Bond Fund, IGT Invesco Intermediate Government Fund – RGA Capital Markets wrap contract	AA-/A1	64,508,121
IGT PIMCO AAA Intermediate Fund, IGT Invesco High Quality Short-term Bond Fund – Prudential Insurance Company wrap contract	AA-/Aa3	64,175,176
IGT Invesco High Quality Short-Term Bond Fund, IGT Jennison AAA Intermediate Fund, IGT PIMCO AAA Intermediate Fund, IGT Invesco Intermediate Government Fund - Lincoln National Life Insurance wrap contract	A+/A1	60,488,670
IGT Invesco High Quality Short-term Bond Fund, IGT Invesco Intermediate Government Fund – Voya wrap contract	A+/A2	64,428,581
Total Synthetic Guaranteed Investment Contracts at Contract Value		383,065,802

Short-term Investments at Fair Value:
State Street Government Short Term Investment Fund		12,779,667
Total		$395,845,469

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

2021	Wrap/GIC Provider Credit Rating	Value
Synthetic Guaranteed Investment Contracts at Contract Value:
IGT Jennison AAA Intermediate Fund, IGT Invesco High Quality Short-term Bond Fund, IGT PIMCO AAA Intermediate Fund, IGT Invesco Intermediate Government Fund – Transamerica wrap contract	A+/A1	$61,912,438
IGT Invesco High Quality Short-term Bond Fund, IGT PIMCO AAA Intermediate Fund, IGT Jennison AAA Intermediate Fund, IGT Invesco Intermediate Government Fund – Pacific Life Insurance Company wrap contract	AA-/Aa3	61,323,211
IGT Invesco High Quality Short-term Bond Fund, IGT Invesco Intermediate Government Fund – RGA Capital Markets wrap contract	AA-/A1	61,320,210
IGT PIMCO AAA Intermediate Fund, IGT Invesco High Quality Short-term Bond Fund – Prudential Insurance Company wrap contract	AA-/Aa3	61,157,045
IGT Invesco High Quality Short-Term Bond Fund, IGT Jennison AAA Intermediate Fund, IGT PIMCO AAA Intermediate Fund, IGT Invesco Intermediate Government Fund - Lincoln National Life Insurance wrap contract	AA-/A1	57,562,228
IGT Invesco High Quality Short-term Bond Fund – Voya wrap contract	A+/A2	33,744,345
IGT Invesco Intermediate Government Fund – Voya wrap contract	A+/A2	27,482,653
Total Synthetic Guaranteed Investment Contracts at Contract Value		364,502,130

Short-term Investments at Fair Value:
State Street Global Advisors Government Money Market Fund		14,127,932
Total		$378,630,062

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021
4.    INVESTMENTS
The following tables summarize the fair value of the Plan’s investments at December 31, 2022 and 2021, respectively, for investments measured at fair value on a recurring basis:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2022
Mutual Funds	$99,379,688	$99,379,688	$—	$—
Humana Unitized Stock Fund/Humana Common Stock	683,643,334	683,643,334	—	—
Personal Choice Retirement Account	265,859,963	140,528,040	125,331,923	—
Total Investments in the fair value hierarchy	$1,048,882,985	$923,551,062	$125,331,923	$—
Common/Collective Trust Funds (1)	4,852,127,595	—	—	—
Stable Value Fund/Money Market Fund (1)	12,779,667	—	—	—
Humana Unitized Stock Fund / Money Market Fund (1)	13,287,506	—	—	—
Total Investments, at fair value	$5,927,077,753	$923,551,062	$125,331,923	$—

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2021
Mutual Funds	$112,836,961	$112,836,961	$—	$—
Humana Unitized Stock Fund/Humana Common Stock	636,473,152	636,473,152	—	—
Personal Choice Retirement Account	315,316,576	199,736,546	115,580,030	—
Total Investments in the fair value hierarchy	$1,064,626,689	$949,046,659	$115,580,030	$—
Common/Collective Trust Funds (1)	5,758,414,248	—	—	—
Stable Value Fund/Money Market Fund (1)	14,127,932	—	—	—
Humana Unitized Stock Fund / Money Market Fund (1)	9,231,792	—	—	—
Total Investments, at fair value	$6,846,400,661	$949,046,659	$115,580,030	$—

(1)    Certain investments that are measured at fair value using the net asset value per share (or its equivalent practical expedient) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.
5.    INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined, and informed the Company by a letter dated March 19, 2015, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan was restated on January 1, 2022. The Plan Administrator believes that the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC.

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021
The Plan Administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for the years prior to 2019.
6.    RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments, including the PCRA, are cash and cash equivalents and shares of mutual funds and common/collective trust funds managed by an affiliate of the trustee. Therefore, transactions in these investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan Sponsor as well as loans to Plan Participants, both of which qualify as related parties to the Plan and also are exempt from prohibited transaction rules.
For the year ended December 31, 2022, 841,166 units of the Humana Unitized Stock Fund were purchased for $134,485,334 and 950,006 units of the Humana Unitized Stock Fund were sold for $156,166,063. For the year ended December 31, 2021, 706,671 units of the Humana Unitized Stock Fund were purchased for $103,813,030 and 900,863 units of the Humana Unitized Stock Fund were sold for $138,172,593. At December 31, 2022 and 2021, the fair value of the Humana Unitized Stock Fund was $696,930,840 and $645,704,944, respectively, which represented 11.0% and 9.0%, respectively, of all investments held by the Plan.
The Company has authorized Newport Trust Company with sole responsibility for deciding whether to restrict investment in the Humana Unitized Stock Fund, or to sell or otherwise dispose of all or any portion of the stock held in the Humana Unitized Stock Fund in certain limited circumstances. In the event Newport Trust Company determined to sell or dispose of stock in the Humana Unitized Stock Fund, Newport Trust Company would designate an alternative investment fund under the Plan for the temporary investment of any proceeds from the sale or other disposition of the Company’s common stock.
7.    RISKS AND UNCERTAINTIES
The Plan invests in various investment securities, as discussed in Note 4. Investment securities are exposed to various risks including, but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The Plan’s exposure to concentrations of credit risk is limited by diversification of investments across all Participant directed fund elections. In addition, the investments within each Participant directed fund election are further diversified into various financial instruments, with the exception of the Humana Unitized Stock Fund which principally invests in Humana common stock. If a Participant selects the PCRA option, the Participant directs whether and how such amounts will be diversified.

Humana Retirement Savings Plan
Plan #002 EIN #61-0647538
Schedule H, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2022

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of investment	(d) Cost**	(e) Current Value
	Registered Investment Companies (Mutual Funds):
	Delaware Small Cap Value Fund I	Mutual fund	—	$99,379,688
	Total Mutual Funds	Mutual fund	—	99,379,688
	Common/Collective Trusts:
	Pimco Total Return Class III	Common/Collective Trust	—	400,186,808
	Loomis Sayles Small Cap Growth Fund D	Common/Collective Trust	—	152,111,943
	Artisan International Growth Trust Tier 3	Common/Collective Trust	—	219,138,089
	State Street Russell All Cap C	Common/Collective Trust	—	347,798,309
	State Street Russell Small Cap K	Common/Collective Trust	—	254,317,595
	State Street S&P 500 Index NL K	Common/Collective Trust	—	341,364,754
	State Street US Bond Index NL M	Common/Collective Trust	—	73,451,915
*	Schwab Institutional Large Cap Value Trust Fund Class I	Common/Collective Trust	—	364,418,390
	JP Morgan Chase Bank Large Cap Growth Fund CF-A	Common/Collective Trust	—	401,706,591
*	Schwab Index Retirement Trust Fund 2010 Unit Class IV	Common/Collective Trust	—	27,098,689
*	Schwab Index Retirement Trust Fund 2015 Unit Class IV	Common/Collective Trust	—	2,236,554
*	Schwab Index Retirement Trust Fund 2020 Unit Class IV	Common/Collective Trust	—	142,997,919
*	Schwab Index Retirement Trust Fund 2025 Unit Class IV	Common/Collective Trust	—	30,509,293
*	Schwab Index Retirement Trust Fund 2030 Unit Class IV	Common/Collective Trust	—	447,028,648
*	Schwab Index Retirement Trust Fund 2035 Unit Class IV	Common/Collective Trust	—	47,443,843
*	Schwab Index Retirement Trust Fund 2040 Unit Class IV	Common/Collective Trust	—	615,963,012
*	Schwab Index Retirement Trust Fund 2045 Unit Class IV	Common/Collective Trust	—	54,768,161
*	Schwab Index Retirement Trust Fund 2050 Unit Class IV	Common/Collective Trust	—	600,319,446
*	Schwab Index Retirement Trust Fund 2055 Unit Class IV	Common/Collective Trust	—	50,663,198
*	Schwab Index Retirement Trust Fund 2060 Unit Class IV	Common/Collective Trust	—	32,452,727
*	Schwab Index Retirement Trust Fund 2065 Unit Class IV	Common/Collective Trust	—	7,974,721
	State Street Global All Cap Equity Ex. U.S. Index Fund NL K	Common/Collective Trust	—	238,176,990
	Stable Value Fund:
	IGT Invesco Intermediate Government Fund	Common/Collective Trust	—	28,800,966
	IGT Invesco High Quality Short-Term Bond Fund	Common/Collective Trust	—	35,627,615
	Voya Synthetic GIC Wrap Contract #60398	Insurance Contract	—
	IGT PIMCO AAA Intermediate Fund	Common/Collective Trust	—	42,770,559
	IGT Invesco High Quality Short-term Bond Fund	Common/Collective Trust	—	21,404,617
	Prudential Insurance Company Synthetic GIC Wrap Contract #GA-62459	Insurance Contract	—
	IGT Jennison AAA Intermediate Fund	Common/Collective Trust	—	41,313,155
	IGT Invesco High Quality Short-term Bond Fund	Common/Collective Trust	—	17,575,303
	IGT PIMCO AAA Intermediate Fund	Common/Collective Trust	—	4,553,810
	IGT Invesco Intermediate Government Fund	Common/Collective Trust	—	1,627,485
	Transamerica Synthetic GIC Wrap Contract #MDA-00640TR	Insurance Contract	—
	IGT Invesco High Quality Short-term Bond Fund	Common/Collective Trust	—	41,863,964
	IGT Jennison AAA Intermediate Fund	Common/Collective Trust		9,012,195
	IGT PIMCO AAA Intermediate Fund	Common/Collective Trust		10,298,757
	IGT Invesco Intermediate Government Fund	Common/Collective Trust	—	3,220,585
	Pacific Life Insurance Synthetic GIC Wrap Contract #G-26956.01.0001	Insurance Contract	—
	IGT Invesco High Quality Short-term Bond Fund	Common/Collective Trust	—	41,928,999
	IGT Invesco Intermediate Government Fund	Common/Collective Trust	—	22,579,122
	RGA Synthetic GIC Wrap Contract #RGA00029	Insurance Contract	—
	IGT Invesco High Quality Short-term Bond Fund	Common/Collective Trust	—	21,780,926
	IGT Jennison AAA Intermediate Fund	Common/Collective Trust	—	17,536,682
	IGT PIMCO AAA Intermediate Fund	Common/Collective Trust	—	9,674,568

Humana Retirement Savings Plan
Plan #002 EIN #61-0647538
Schedule H, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2022 (continued)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of investment	(d) Cost**	(e) Current Value
	IGT Invesco Intermediate Government Fund	Common/Collective Trust	—	11,496,494
	Lincoln National Life Insurance Synthetic GIC Wrap Contract #BVW0094I	Insurance Contract	—
	State Street Government Short Term Investment Fund State Street Bank Contract #CSCI	Money Market Fund	—	12,779,667
	Total Stable Value Fund		—	395,845,469
	Total Common/Collective Trusts			5,247,973,064

	Other Investments:
*	Humana Unitized Stock Fund:
	Humana Common Stock	Common Stock	—	683,643,334
	State Street Government Short Term Investment Fund	Money Market Fund	—	13,287,506
	Total Humana Unitized Stock Fund		—	696,930,840

*	Personal Choice Retirement Account - Self-directed Brokerage Account	Brokerage accounts	—	265,859,963
*	Notes Receivable from Participants, Interest Rate: 4.25%-9.25%, with Maturity Dates: 2023-2033	Participant loans	—	121,723,163
	Total			$6,431,866,718

*	Party-in-interest to the Plan
**	Historical cost is not required as all investments are participant-directed

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator for the Humana Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
HUMANA RETIREMENT SAVINGS PLAN
BY:

/s/ TIMOTHY S. HUVAL
Timothy S. Huval
Member, Humana Retirement Plans Committee
June 14, 2023

Exhibit Index

Exhibit 23                Consent of Independent Registered Public Accounting Firm